BellaVista Capital, Inc.
                             15700 Winchester Blvd.
                               Los Gatos, CA 95030


                                  July 16, 2009


BY EDGAR AND FACSIMILE

David L. Orlic, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Facsimile: 202-772-9203

         Re:      BellaVista Capital, Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  Filed on July 10, 2009
                  File No. 000-30507

                  Form 8-K
                  Filed on July 14, 2009
                  File No. 000-30507

Dear Mr. Orlic:

         I am writing in response to your letter dated July 15, 2009 regarding the above-referenced registrant (the "Company"). Responses to the comments included in your letter are numbered to correspond to the numbered comments in your letter. References to the "Proxy Statement" below are to the amended Preliminary Proxy Statement filed concurrently with this letter.

Proxy Statement

General

1. The Company did not file with the tag for revised materials, because it did not have an initial filing under the corrected heading, so anticipated rejection if it filed a revision without an original on file. Nevertheless, the current filing is under, and this will confirm that all future revised preliminary proxy materials will be filed under, the correct PRER14A tag.

2. See the attached marked change page reflecting the revision to the Proxy Statement with respect to the negative statements in response to


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David L. Orlic, Esq.
July 16, 2009
Page 2


         Schedule 14A, Item 5(b)(1)(viii) and (xii). We have not provided a negative statement in response to Item 5(b)(1)(iii), in accordance with the direction in that item. Item 5(b)(1)(iii) states:

         "(iii) State whether or not, during the past ten years, the participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case. A negative answer need not be included in the proxy statement or other soliciting material (emphasis added)." While the item does begin with the language "State whether or not . . .," as do the other two items requiring negative statements, the concluding sentence expressly provides that no negative statement is required in this context. We would further note that the opposing proxy materials do not include any such negative statement with respect to the MPF nominees, and to require that the Company's Board affirmatively state that they have no past criminal convictions would result in an unfair and unbalanced presentation.

Form 8-K

3. The 8-K was filed with the Rule 14a-12 box checked because the Company believes that the information could influence a shareholder vote. However, the Form 8-K and the letter filed as an exhibit to the 8-K do not include any solicitation or recommendation relating to the proxy contest, nor do they even mention or allude to the current proxy contest. Accordingly, the 14a-12(a)(1) disclosures were omitted as out of context. Nevertheless, this will confirm that any and all future filings pursuant to Rule 14a-12, whether on Form 8-K or otherwise, will include the 14a-12 disclosures.

         If you have any further questions or comments, please contact me at
(408) 396-3971, or contact our counsel, Paul Derenthal, at (510) 350-3070.

                                         Very truly yours,

                                         /s/ WILLIAM OFFENBERG

                                         William Offenberg
                                         Chief Executive Officer

cc:      Paul J. Derenthal, Esq.
         Facsimile: 510-834-8309